Exhibit 99(8)(b)(i)

ADMINISTRATIVE SERVICES AGREEMENT

THIS AGREEMENT is effective as of March 1, 2016 (the “Effective Date”, between BLACKROCK ADVISORS, LLC (“BAL”) and MEMBERS LIFE INSURANCE COMPANY, a life insurance company organized under the laws of the State of Iowa (the “Insurer”).

WHEREAS, BAL is the investment advisor to the BlackRock Variable Series Funds, Inc. (the “Fund”); and

WHEREAS, the Insurer issues variable annuity contracts and/or variable life insurance policies (the “Contracts”); and

WHEREAS, the Insurer, the Fund and BlackRock Investments, LLC have entered into a Fund Participation Agreement (“Participation Agreement”) effective as of March 1, 2016, providing for the sale of shares of the Fund to certain separate accounts of the Insurer (“Separate Accounts”); and

WHEREAS, amounts invested in the Contracts by contract owners (“Contract owners”) are deposited in the Separate Accounts of the Insurer which will in turn purchase shares of certain portfolios of the Fund, each of which is an investment option offered by the Contracts (the “Portfolios”); and

WHEREAS, the Fund may derive savings in administrative expenses by virtue of having the Separate Accounts of the Insurer as shareholders of record of Fund shares and having the Insurer perform certain administrative services for the Fund (which are identified on Schedule A hereto; and

WHEREAS, neither BAL nor the Insurer has any contractual or other legal obligation to perform such administrative services for the Fund; and

WHEREAS, the Insurer desires to be compensated for providing such administrative services to the Fund; and

WHEREAS, BAL desires that the Fund benefit from the lower administrative expenses expected to result from the administrative services performed by the Insurer holding omnibus accounts with the Fund’s transfer agent on behalf of Contract owners.

NOW, THEREFORE, the parties hereto agree as follows:

1.       Administrative Expense Payments.

(a)
BAL or its designee shall pay the Insurer an annual fee equal to 25 basis points (0.25%) of the average daily assets attributable to shares of the equity Portfolios, excluding index Portfolios, described on Schedule B of the Participation Agreement that are held in Separate Accounts of the Insurer.

(b)
BAL or its designee shall pay the Insurer an annual fee equal to 15 basis points (0.15%) of the average daily assets attributable to shares of the fixed Income Portfolios, excluding index Portfolios, described on Schedule B of the Participation Agreement that are held in Separate Accounts of the Insurer.

(c)
BAL or its designee shall pay the Insurer an annual fee equal to 5 basis points (0.05%) of the average daily assets attributable to shares of the index Portfolios described on Schedule B of the Participation Agreement that are held in Separate Accounts of the Insurer.

(d)
Following the Insurer’s official product launch and not before, the Insurer shall calculate the payment contemplated by this Section 1 at the end of each calendar quarter (“Quarterly Payment”) and shall submit invoices on a quarterly basis to BAL or its designee at NonStandard.Invoices@blackrock.com or such other email address specified by BAL or its designee from time to time. The invoice will be submitted in a Microsoft Excel format and will include the following information:

1. Total average daily assets during the period covered by the invoice by CUSIP and account.
2. The basis point rate that applies to each CUSIP and account.
3. The subtotal amounts due by CUSIP.
4. The total amount due.
5. Payment instructions (Wire/ACH).
6. Invoice contact information for the Insurer.

Invoices must be received in a timely manner. Any initial invoice which is received by BAL or its designee subsequent to three (3) months after the time period covered by the invoice may be subject to non-payment. Additions or adjustments by the Insurer to previously received invoices which are received by BAL or its designee subsequent to six (6) months after the time period covered by the invoice may also be subject to non-payment.

The parties acknowledge and agree that the funds, assets and/or accounts covered under this Agreement (the “Assets”) will not be subject to fees or any additional payment arrangements with the Fund, BAL or BlackRock Investments, LLC (collectively, the “Fund Parties”) or any of their respective affiliates for administrative, sub-transfer agency, sub-accounting or networking services or for any similar services (“Services”), other than as described herein. The Insurer covenants that neither it, any of its affiliates, nor any entity with which the Insurer or any of its affiliates has established a contractual arrangement with respect to the Assets (a “Third Party Entity”) will invoice any of the Fund Parties or any of their respective affiliates for duplicative fees as described in the preceding sentence. If the Insurer, any affiliate of the Insurer or any Third Party Entity invoices any of the Fund Parties or any of their respective affiliates for duplicative fees for Services with respect to the Assets, upon the Insurer’s discovery of such occurrence or upon the request of BAL or its designee, the Insurer will promptly refund to BAL or its designee any duplicative fees paid to Insurer, any of its affiliates or any Third Party Entity. Refunds shall be made no more than thirty (30) days after the Insurer discovers the duplicative payment or receives a request of repayment of duplicative fees from BAL or its designee. If duplicative fees are not timely repaid to BAL or its designee, the Insurer authorizes any of the Fund Parties or any of their respective affiliates to offset such duplicative fees against any funds otherwise payable to the Insurer, any of its affiliates or any Third Party Entity by any of the Fund Parties or any of their respective affiliates including, without limitation, commissions or services fees.

Any invoices shall only cover time periods for which this Agreement is in effect.

(e)
Notwithstanding anything herein to the contrary, BAL or its designee shall not be obligated to make any payments under this Agreement that exceed the maximum amounts permitted under any applicable rule or regulation, including any rule promulgated by the Financial Industry Regulatory Authority (“FINRA”).

(f)
The Insurer hereby represents that the fees paid to it pursuant to this Agreement are reasonable in relation to the services it provides and reasonably similar to fees it receives for equivalent services provided to other parties.

(g)
For the purpose of computing payments to the Insurer under this Section 1 with respect to any Separate Account, the average daily assets attributable to shares of a Portfolio held by the Separate Account for any calendar quarter will be computed by totaling the share net asset value multiplied by total number of shares of the Portfolio held by the Separate Account on each calendar day during the calendar quarter and dividing by the total number of calendar days during such calendar quarter.

2.       Nature of Payments.

The parties to this Agreement recognize and agree that the payments to the Insurer are for administrative services only and do not constitute payment in any manner for investment advisory services or for costs of distribution of Contracts or of Fund shares and are not otherwise related to investment advisory or distribution services or expenses. The amount of administrative expense payments made to the Insurer pursuant to Section 1 of this Agreement is intended to reimburse or compensate the Insurer for providing administrative services with respect to the Contracts or any Separate Accounts.

3.       Confidentiality.

Any basis point rates paid to the Insurer by BAL or its designee shall be deemed confidential information of the Fund Parties and shall not be disclosed by Insurer to any other person. Notwithstanding the foregoing, this shall not preclude the Insurer from making any required filings with its regulators, making any other disclosure required by law or disclosing a range of fees paid to it by fund companies so long as the specific basis point rates used to calculate the fees paid to the Insurer by BAL or its designee pursuant to this Agreement are not attributed to any of the Fund Parties.

4.       Term and Termination.

(a)	Any party may terminate this Agreement, without penalty, on sixty days’ advance written notice to the other party.

(b)
This Agreement shall automatically terminate upon (i) the termination of the Participation Agreement, or (ii) the dissolution or bankruptcy of any party hereto, or in the event that any party hereto is placed in receivership or rehabilitation, or in the event that the management of its affairs is assumed by any governmental, regulatory or judicial authority.

5.       Amendment; Waiver.

No modification of any provision of this Agreement will be binding unless in writing and executed by all parties to the Agreement. No waiver of any provision of this Agreement will be binding unless in writing and executed by the party granting such waiver. Any valid waiver of a provision set forth herein shall not constitute a waiver of any other provision of this Agreement. In addition, any such waiver shall constitute a present waiver of such provision and shall not constitute a permanent future waiver of such provision.

6.       Notices.

Unless otherwise specified in this Agreement, any notice shall be sufficiently given when sent by registered or certified mail (postage prepaid, return receipt requested) or by prepaid courier (return receipt requested) to the other party at the address of such party set forth below or at such other address as such party may from time to time specify in writing to the other party in accordance with this Section 6.

To BAL:	With a copy to:

BlackRock Advisors, LLC	BlackRock, Inc.
Attn: Lisa Hill	Attn: General Counsel
Managing Director	40 East 52nd Street
U.S. Retail, Contracts & Administration	New York, NY 10022
55 East 52nd Street
New York, NY 10055

To the Insurer:

MEMBERS Life Insurance Company
Attn: Office of General Counsel
5910 Mineral Point Road
Madison, WI 53705

7.	Miscellaneous.

(a)
Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any rights, privileges, duties or obligations of the parties may be assigned by a party without the written consent of the other party. Any attempted assignment in violation of this Section 7(a) shall be null and void.

(b)
Intended Beneficiaries. Nothing in this Agreement shall be construed to give any person or entity other than the parties hereto any legal or equitable claim, right or remedy. Rather, this Agreement is intended to be for the sole and exclusive benefit of the parties hereto.

	(c)	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same instrument.

(d)
Applicable Law. This Agreement, including the attached schedules, shall be interpreted, construed, and enforced in accordance with the laws of the State of New York, without reference to any conflict of laws provisions thereof that would cause the application of laws of any jurisdiction other than those of the State of New York.

(e)	Severability. If any provision of this Agreement shall be held or made invalid by court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.

(f)
Entire Agreement. This Agreement, including all attachments hereto, is subject to the terms and conditions of the Participation Agreement. This Agreement, including the attachments hereto, and the Participation Agreement, including the attachments thereto, constitute the entire agreement between the parties with respect to the subject matter contained herein, and supersede all prior or contemporaneous understandings and agreements, both written and oral, with respect to such subject matter including, without limitation, any agreements between the Insurer or its affiliates and (i) State Street Research & Management Insurer, its affiliates and/or the State Street Research mutual funds or (ii) FAM Distributors, Inc. and/or the mutual funds previously advised by Merrill Lynch Investment Managers or one of its affiliates.

(g)
Survival. The provisions of Sections 1(d), 1(e), 3, 6 and 7 shall survive the termination of this Agreement, and all the provisions of this Agreement shall survive the termination of this Agreement for so long as transactions in shares of the Fund are permitted pursuant to Section 6.6 of the Fund Participation Agreement.

(h)	Captions. The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

(i)
Rights, Remedies and Obligations Cumulative. The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies, and obligations, at law or in equity, which the parties hereto are entitled to under state or federal laws.

(j)
Cooperation. Each party shall cooperate with each other party and all appropriate governmental authorities (including without limitation the SEC, FINRA and state insurance regulators) and shall permit such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby.

(k)	Non-Exclusivity. The parties to this Agreement acknowledge and agree that this Agreement shall not be exclusive in any respect.

(l)
NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, IN NO EVENT SHALL ANY PARTY BE LIABLE FOR SPECIAL, CONSEQUENTIAL, INDIRECT OR INCIDENTAL DAMAGES (INCLUDING, BUT NOT LIMITED TO, LOST PROFITS), EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

BLACKROCK ADVISORS, LLC	MEMBERS LIFE INSURANCE COMPANY

By: Jonathan Maro	By: /s/ M. Jeffrey Bosco

Name: /s/ Jonathan Maro	Name: M. Jeffrey Bosco

Title: Director	Title: President & Senior Vice President

Schedule A

ADMINISTRATIVE SERVICES FOR THE FUND

Maintenance of books and records

•         Maintaining an inventory of share purchases to assist transfer agent in recording issuance of shares.

•         Performing miscellaneous accounting services to assist transfer agent in recording transfers of shares (via net purchase orders).

•         Reconciliation and balancing of the Separate Account at the Fund level in the general ledger and reconciliation of cash accounts at general account level.

Purchase Orders

•         Determination of net amount of cash flow into the Fund.

•         Reconciliation and deposit of receipts at the Fund and confirmation thereof.

Redemption Orders

•         Determination of net amount required for redemptions by the Fund.

•         Notification to the Fund of cash required to meet payments.

•         Cost of share redemptions.

Other Administrative Support

•         Telephonic support for contract owners with respect to inquiries about the Fund (not including information about performance or related to sales.)

•         Providing other administrative support to the Fund as mutually agreed between the Insurer and the Fund.

•         Relieving the Fund of other usual or incidental administrative services provided to individual contract owners.

•         Preparation of reports to certain third-party reporting services.